Mayer Brown LLP

1675 Broadway
New York, New York 10019-5820

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Paul A. Jorissen

Direct Tel +1 212 506 2555
Direct Fax +1 212 849 5555

pjorissen@mayerbrown.com

July 24, 2012
By Edgar courier

Ms. Katherine Hsu Office Chief Division of Corporate Finance Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-3561

Re:	CEF Equipment Holding, L.L.C. / GE TF Trust Response to Comment Letter, dated as of July 20, 2012, to Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-181103)

Dear Ms. Hsu:

On behalf of CEF Equipment Holding, L.L.C. and GE TF Trust (together, the “Registrants”), we submit this letter in response to the comments in your letter, dated as of July 20, 2012, relating to the above-referenced amendment (the “Amendment”) to the above referenced registration statement (the “Registration Statement”). For your convenience, we are enclosing (i) two marked courtesy copies of each amended form prospectus supplement and (ii) two clean courtesy copies of each amended prospectus, each in printed format. The copies are marked to indicate changes from the previous filing.

Registration Statement on Form S-3

Item 17. Undertakings, page II-3

1.	We note your Item 512(l) in which you undertake that the information provided in response to Item 1105 of Regulation AB through a Web site is deemed to be a part of the prospectus in the registration statement. We also note disclosure (for example, on page 72) that static pool information may be made available through a Web site. Item 312 of Regulation S-T, which permitted issuers to provide static pool information through a Web site, was a temporary accommodation that expired on June 30, 2012. Please delete the Item 512(l) undertaking given the expiration of Item 312 of Regulation S-T and any other statement in the registration statement of the provision of static pool information through a Web site.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Katherine Hsu
July 24, 2012

Response: We have deleted the undertaking under Item 17 (please see page II.7 of Amendment No. 2 to the Registration Statement) and the third paragraph under “INCORPORATION BY REFERENCE” in each prospectus and revised the last sentence under “ORIGINATION OF RECEIVABLES – Delinquencies and Net Losses” in each prospectus to state that “We will also provide you with certain static pool information in the prospectus supplement of your securities.”

Exhibit Index

2.	We note that you have not revised the Exhibit Index to reflect the previous filing of certain exhibits in connection with the Form S-3 filed on May 2, 2012. In your next amendment, please clarify the Exhibit Index to accurately reflect which exhibits are being filed with amendment and which exhibits were previously filed with the May 2, 2012 Form S-3.

Response: The Exhibit Index was clarified as requested.

Certificates

3.	We note that you may issue asset-backed certificates (in addition to asset-backed notes) under the pending registration statement. Tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 to mortgage-backed certificates and what information you will include in the prospectus supplement as the case progresses. See also note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

Response: We have amended each prospectus and prospectus supplement such that issuance of asset-backed certificates (in addition to asset-backed notes) is no longer contemplated under the Registration Statement.

If you have any questions concerning the Amendment, please do not hesitate to call me at (212) 506-2555. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/s/ Paul A. Jorrissen

Paul A. Jorissen